[redacted]

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

SECURITI[barcode]ISSION

08027507

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IXE Securities, ~~LLC~~ Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street
(No. and Street)

New York, NY 10017
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston (649) 673-8221
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/12/08

OATH OR AFFIRMATION

I, Douglas Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXE Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

State of NY
County of NY

Notary Public Maribel Alverio

MARIBEL ALVERIO
Notary Public, State of New York
No. 01AL6074898
Qualified In New York County
Commission Expires May 27, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

IXE Securities, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2007

IXE Securities, LLC

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
IXE Securities, LLC

We have audited the accompanying statement of financial condition of IXE Securities, LLC as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IXE Securities, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 14, 2008
San Diego, California

IXE Securities, LLC

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$2,886,246
Due from Parent	19,011
Receivables from non-customers	11,094
Fixed assets, less accumulated depreciation of $256,553	456,868
Prepaid and other assets	360,331
Total assets	$3,733,550

LIABILITIES AND OWNER'S EQUITY

Liabilities	
Accounts payable	$ 52,228
Accrued compensation	2,045,503
Total liabilities	2,097,731
Commitments and contingencies (Note 3)	
Owner's equity	1,635,819
Total liabilities and owner's equity	$3,733,550

See notes to financial statements.

IXE Securities, LLC

Statement of Operations

Year Ended December 31, 2007

Revenues	
Commissions	$2,031,447
Interest and dividends	80,543
Other revenues	35,000
Total revenues	2,146,990
Expenses	
Compensation and employee benefits	3,622,881
Commissions and clearing charges	478,612
Travel and entertainment	251,879
Occupancy	217,417
Information services	194,623
Outside services	163,428
Depreciation and amortization	135,452
Telephone and postage	79,688
Interest	32,834
Taxes, licenses and registrations	8,182
Other	62,606
Total expenses	5,247,602
Loss before income taxes	(3,100,612)
Provision for income taxes	(2,785)
Net loss	$(3,103,397)

See notes to financial statements.

IXE Securities, LLC

Statement of Changes in Owner's Equity

Year Ended December 31, 2007

Balance, beginning of year	$ 1,639,216
Capital contributions	3,100,000
Net loss	(3,103,397)
Balance, end of year	$ 1,635,819

See notes to financial statements.

IXE Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$(3,103,397)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation and amortization	135,452
Changes in operating assets and liabilities	
Due from Parent	(19,011)
Receivables from non-customers	167,631
Prepaid expenses and other	26,154
Accounts payable and accrued liabilities	1,540,573
Net cash from operating activities	(1,252,598)
Cash flows from investing activities	
Capital expenditures	(474,280)
Cash flows from financing activities	
Capital contributions	3,100,000
Increase in cash and cash equivalents	1,373,122
Cash and cash equivalents	
Beginning of year	1,513,124
End of year	$ 2,886,246
Supplemental disclosure of cash flow information:	
Interest paid	$ 32,834
Taxes paid	$ 2,785

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. IXE Securities, LLC (the "Company") is a wholly-owned subsidiary of IXE Holdings, Inc. During 2007 the Company reorganized from a corporation formerly known as IXE Securities, Inc. to a limited liability company. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Securities Owned. Securities owned are stated at market value, based on quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Income Taxes. Income taxes, if any, are the liability of the individual owner except for minimum state and local taxes.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2007 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 3%. The Company made contributions of approximately $26,000 for 2007.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. The Company sub-leases a portion of its offices under an agreement that provides for monthly rentals of $15,000 through December 31, 2010. Rent expense, net of sub-lease payments, was approximately $183,000 in 2007.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year ending December 31:	
2008	$ 312,000
2009	312,000
2010	336,000
2011	344,000
2012	344,000
Thereafter	430,000
	$2,078,000

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2007 was 2.78 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $754,686 which was $614,838 in excess of the amount required by the SEC.

5. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

6. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2007, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

IXE Securities, LLC

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2007

Total stockholder's equity	$1,635,819
Less non-allowable assets included in the following statement of financial condition captions	
Due from Parent	19,011
Receivables from non-customers	11,094
Fixed assets	456,868
Prepaid expenses and other	360,331
Net capital before haircuts on security positions	788,515
Less haircuts on security positions	
Securities owned	33,829
Net capital	$ 754,686
Total aggregate indebtedness included in the statement of financial condition	$2,097,731
Ratio of aggregate indebtedness to net capital	2.78
Minimum net capital required	$ 139,848

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as amended as of December 31, 2007.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
IXE Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedules of IXE Securities, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 14, 2008
San Diego, California

END